Free Writing Prospectus (To the Prospectus dated August 31, 2007, the Prospectus Supplement dated September 4, 2007 and Index Supplement dated September 4, 2007)	Filed Pursuant to Rule 433 Registration No. 333-145845 June 16, 2008

$[•] 100% Principal Protected Notes due June 29, 2009 Linked to the Performance of the Dow Jones Industrial AverageSM Index Medium-Term Notes, Series A, No. E-2265

Key Terms:	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA/Aa1‡)

Initial Valuation Date:	June 25, 2008

Issue Date:	June 30, 2008

Final Valuation Date:	June 24, 2009*

Maturity Date:	June 29, 2009* (resulting in a term to maturity of approximately 12 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Conditional Coupon:	11.50%

Reference Asset:	Dow Jones Industrial AverageSM Index (the “Index”) (Bloomberg ticker symbol “INDU <Index>”)

Principal Protection Percentage:	100%

Range:

The range above, but not including, the lower barrier and below, but not including, the upper barrier, where:

lower barrier is [•], the initial level multiplied by 88.50%

upper barrier is [•], the initial level multiplied by 111.50%

Initial Level:	[•], the closing level of the reference asset on the initial valuation date.

Final Level:	[•], the closing level of the reference asset on the final valuation date.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•if the closing level of the reference asset is within the range – above the lower barrier and below the upper barrier – at all times between the initial valuation date and the final valuation date, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the conditional coupon:

$1,000 + ($1,000 x conditional coupon)

•if the closing level of the reference asset is outside the range – at or below the lower barrier or at or above the upper barrier – at any time between the initial valuation date and the final valuation date, you will receive a cash payment of $1,000 for each $1,000 principal amount Note.

Your principal is only protected if you hold the Notes to maturity.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738R3N4 and US06738R3N46

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “Selected Risk Considerations” beginning on page FWP–5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2007, the prospectus supplement dated September 4, 2007, the index supplement dated September 4, 2007, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 and the index supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

FWP–2

Description of Hypothetical Example

The following hypothetical example is provided for illustration purposes only. Assumptions in the example below are purely fictional and do not relate to the actual reference asset. The hypothetical terms do not represent the terms of an actual Note. They have been created in order to illustrate the relationship between potential returns on a Note and potential returns on the reference asset. The example is hypothetical, and does not purport to be representative of every possible scenario concerning increases or decreases in the value of the hypothetical reference asset. Investors should not take the example below as an indication or assurance of the expected performance of the Notes or the reference asset.

Below is a Table of Hypothetical Values at Maturity, based on the assumptions outlined for a hypothetical reference asset, which demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the hypothetical reference asset (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in each table were determined.

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.

•	No market disruption events, anti-dilution adjustments, reorganization events or events of default occur during the term of the Notes.

Initial Level: $12,083.77

Lower Barrier: $10,694.14

Upper Barrier: $13,473.40

Table of Hypothetical Values at Maturity

Reference asset Performance	Final Level of Reference asset	Total Return for Investment in the Notes		Total Return for Direct Investment in the Reference asset
		Closing Level Ever Outside Range	Closing Level Always Within Range
100%	$24,167.54	0%	N/A	100.00%
75%	$21,146.60	0%	N/A	75.00%
50%	$18,125.66	0%	N/A	50.00%
25%	$15,104.71	0%	N/A	25.00%
20%	$14,500.52	0%	N/A	20.00%
11.50%	$13,473.40	0%	N/A	11.50%
10%	$13,292.15	0%	11.50%	10.00%
5%	$12,687.96	0%	11.50%	5.00%
0%	$12,083.77	0%	11.50%	0.00%
-5%	$11,479.58	0%	11.50%	-5.00%
-10%	$10,875.39	0%	11.50%	-10.00%
-11.50%	$10,694.14	0%	N/A	11.50%
-20%	$9,667.02	0%	N/A	-20.00%
-25%	$9,062.83	0%	N/A	-25.00%
-50%	$6,041.89	0%	N/A	-50.00%
-75%	$3,020.94	0%	N/A	-75.00%
-100%	$0.00	0%	N/A	-100.00%

Selected Purchase Considerations

•

Market Disruption Events and Adjustments— The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index”.

FWP–3

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to 11.50% conditional coupon paid at maturity in the event that the closing level of the reference asset is at all times within the range between the initial valuation date and the final valuation date, in addition to the principal amount of your Notes.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among U.S. Equities of the Dow Jones Industrial AverageSM Index—The return on the Notes is linked to the Dow Jones Industrial AverageSM Index. The Dow Jones Industrial AverageSM Index is a price-weighted index comprised of 30 common stocks selected at the discretion of the editors of The Wall Street Journal, as representative of the broad market of U.S. industry. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations— The following section assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is only applicable to you if (i) you are a United States holder (as defined in the accompanying prospectus supplement) and (ii) your taxable year does not end on a day that is between the final valuation date and the maturity date.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD CURRENTLY BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, CERTAIN ASPECTS OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES AS WELL AS THE APPLICATION OF STATE, LOCAL AND OTHER TAX LAWS TO YOUR INVESTMENT IN THE NOTES.

Because of the possibility that the payment at maturity could be temporarily deferred upon the occurrence of a market disruption event, the Notes may be treated as either long-term or short-term debt for U.S. federal income tax purposes. Our special tax counsel, Sullivan & Cromwell LLP, is of the opinion that the Notes should be treated as contingent short-term debt for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes the Notes will be treated as such. The terms of your Notes require you and us (in the absence of a change in law or a regulatory, administrative or judicial ruling to the contrary) to treat your Notes for all tax purposes as a contingent short-term debt instrument subject to the rules discussed herein. In purchasing your Notes, you agree to these terms.

Initial Purchasers. If you are an initial purchaser of the Notes, upon the maturity of your Notes, you should recognize ordinary income, if any, in an amount equal to the difference between the amount you receive with respect to your Notes at such time and the amount you paid for your Notes. Upon a sale or exchange of your Notes, it would be reasonable for you to recognize short-term capital gain or loss in an amount equal to the difference between the amount you paid for your Notes and the amount received by you upon such sale or exchange, unless you sell or exchange your Notes between the final valuation date and the maturity date, in which case it would be reasonable for you to treat any gain that you recognize as ordinary income and any loss that you recognize as a short-term capital loss. The deductibility of capital losses is subject to limitations.

Secondary Purchasers. If you are a secondary purchaser of Notes, you should be treated in the same manner as described above with respect to initial purchasers except that if you purchase your Notes at a discount from their principal amount (i) and hold them until maturity, it would be reasonable for you to treat any income you recognize as short-term capital gain to the extent of the excess of the principal amount of your Notes over the amount you paid for your Notes and to treat any loss you recognize as short-term capital loss, or (ii) sell or exchange them between the final valuation date and the maturity date, any gain that you recognize upon such sale or exchange should be treated as short-term capital gain to the extent that such gain does not exceed the difference between the principal amount of your Notes and the amount you paid for your Notes.

Alternative Treatments. Alternatively, if your Notes were treated as regular debt for U.S. federal income tax purposes, they should generally be subject to the special rules governing contingent payment debt obligations as further discussed under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. Under such rules, if the Index is ever outside the range on a day that is more than 6 months before the maturity date, you would not have to continue accruing interest on the Notes and applicable Treasury regulations provide that holders should adjust the prior interest inclusions in respect of their Notes over the remaining term for the Notes in a reasonable manner. Although not entirely clear, we think it would be reasonable for an initial holder of the Notes, if they are treated as contingent payment debt instruments, to make such adjustments by (i) recognizing a net ordinary loss equal to any interest previously accrued on the Notes and (ii) not accruing any additional interest over the term of the Notes. Thereafter,

FWP–4

such Notes would not be treated as contingent payment debt instruments and any gain or loss you recognize from a subsequent sale of the Notes should generally be characterized as capital gain or loss. However, different rules may apply if it is determined that, based on all the facts and circumstances, as of the issue date, it is significantly more likely than not that you may or may not receive the conditional coupon on a note that is treated as regular debt. You should consult your tax advisor with respect to such rules.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the reference asset. If the closing level of the reference asset is outside the range on any day between the initial valuation date and the final valuation date, you will not receive a payment at maturity of more than the principal amount of your Notes.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

License Agreement with Dow Jones & Company, Inc.

As indicated below or in the index supplement, Barclays Bank PLC has contracted with the sponsor or publisher of each Index for the rights to use such Index and certain associated trademarks or service marks for such Index. We generally obtain these licenses either on an individual basis for a particular offering of notes or for a term of years. Although we anticipate that we will continue to enter into and renew such licenses, any such license could be terminated upon the occurrence of certain events in the future.

FWP–5

We have entered into a non-exclusive license agreement with Dow Jones & Company, Inc. (“Dow Jones”) whereby we, in exchange for a fee, are permitted to use the DJIA Index in connection with certain securities, including the notes. We are not affiliated with Dow Jones; the only relationship between Dow Jones and us is any licensing of the use of Dow Jones’ indices and trademarks relating to them.

“Dow Jones”, “Dow Jones Industrial AverageSM”, “DJIASM” are service marks of Dow Jones. Dow Jones has no relationship to Barclays Bank PLC, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the notes.

Dow Jones does not:

•	Sponsor, endorse, sell or promote the notes.

•	Recommend that any person invest in the notes or any other financial products.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of notes.

•	Have any responsibility or liability for the administration, management or marketing of the notes.

•	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the DJIA or have any obligation to do so.

Dow Jones will not have any liability in connection with the notes. Specifically,

•	Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

•	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the DJIA and the data included in the DJIA;

•	The accuracy or completeness of the DJIA or its data;

•	The merchantability and the fitness for a particular purpose or use of the DJIA or its data;

•	Dow Jones will have no liability for any errors, omissions or interruptions in the DJIA or its data;

•	Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The licensing relating to the use of the indexes and trademarks referred to above by Barclays Bank PLC is solely for the benefit of Barclays Bank PLC, and not for any other third parties.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 7, 2002 through June 11, 2008. The Index closing level on June 11, 2008 was 12,083.77.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–6

FWP–7